As filed with the Securities and Exchange Commission on February 12, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock
par value $0.001 per share
(Title of Class of Securities)

25269L106
(CUSIP Number of Class of Securities)

Steven R. Worth
General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Diamond Management & Technology Consultants Commences Dutch Auction Tender
Offer to Purchase up to 5,000,000 Shares of its Common Stock

CHICAGO, Feb. 11, 2008 — Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI), a management and technology consulting firm, today announced the commencement of a modified “Dutch auction” tender offer for up to 5 million common shares or approximately 17% of its common shares outstanding. The purchase price will be not greater than $6.00 per share or less than $5.25 per share for a maximum aggregate purchase price of $30 million. The tender offer will commence on February 12, 2008 and will remain open for at least 20 business days. The Company intends to finance this share repurchase from its existing cash and cash equivalents balance, which was approximately $65 million as of December 31, 2007.

“The tender offer reflects our continued commitment to enhancing shareholder value and provides an attractive use of capital given Diamond’s strong cash flow and current market valuation,” commented Adam Gutstein, President and Chief Executive Officer. “We are very pleased that our cash balance allows us to return value to our shareholders while providing continued flexibility to pursue our growth initiatives. We continue to believe significant value exists in our current operations through the execution of our long-term business strategies.”

Morgan Stanley is acting as Dealer Manager for the tender offer. BNY Mellon Shareowner Services is acting as the Depository Agent and Information Agent for the tender offer. The modified Dutch auction tender offer will provide stockholders with the opportunity to specify the price at which they are prepared to sell their shares. The actual purchase price will be determined through an auction mechanism and will be the lowest price within the offer range at which the Company can purchase up to 5 million shares of its common stock. The offer is not conditioned on the receipt of outside financing or any minimum number of shares being tendered. All shares tendered at or below the purchase price (subject to “odd lot” priority, pro ration in the event that the offer is over-subscribed and conditional tender provisions) will be purchased at that purchase price. Shares tendered at a higher price will be returned to stockholders.

The tender offer is subject to a number of terms and conditions which are described in the offer to purchase that will be distributed to stockholders. Neither the Company, its Board of Directors or officers, the Dealer Manager, the Depository Agent nor the Information Agent will make any recommendation to stockholders on whether or not to tender their shares. Stockholders must decide how many shares they will tender, if any, and the price within the offer range at which they will offer their shares for purchase by the Company. The Company’s Board of Directors and its executive officers do not intend to participate in the tender offer.

Important Notice:  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this press release is expected to commence February 12, 2008. The offer to purchase, letter of transmittal and related documents have been filed with the Securities and Exchange Commission (“SEC”) and are being mailed to stockholders of record and also are being made available for distribution to beneficial owners of the shares. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) contains important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to the Company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s web site, www.sec.gov, and from BNY Mellon Shareowner Services, the Information Agent for the offer, by calling (877) 244-8810 (within the U.S., Canada or Puerto Rico) or 1-201-680-6579 (for all others).

About Diamond

Diamond is a management and technology consulting firm. Recognizing that information and technology shape market dynamics, Diamond’s small teams of experts work across functional and organizational boundaries to improve growth and profitability. Since the greatest value in a strategy, and its highest risk, resides in its implementation, Diamond also provides proven execution capabilities. We deliver three critical elements to every project: fact-based objectivity, spirited collaboration, and sustainable results. Diamond is headquartered in Chicago, with offices in New York, Washington, D.C., Hartford, London and Mumbai. Diamond is publicly traded on the Nasdaq Global Select Market under the symbol “DTPI.” To learn more, visit www.diamondconsultants.com.

1